Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS RESULTS FROM ITS 2012 EXPLORATION PROGRAM AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 4, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results of its underground tunneling exploration program for 2012 and diamond drilling program for the second half of 2012 at the SGX mine, Ying Mining District, Henan Province, China.

The purpose of the underground exploration program was to expand and upgrade existing drill-defined resource blocks by step-out and infill drilling and crosscut and drift tunneling near current mining infrastructure and to test for mineralization in the unexplored portions of major vein structures by exploration drilling. The results demonstrate good downdip and strike consistency of mineralization in relation to existing production veins. The results from the program also added and extended high-grade mineralized zones within vein structures S2, S2W, S6, S8, S7-1, S7-3, S7-4, S14-1, S16W and S28 between the 610 metre (“m”) and the 260m elevations. These new results will be incorporated into the next resources and reserves update for the Ying Mining District.

Highlights of selected mineralized zones exposed in underground tunnels:

  Drift PD16-S14-1-350-SYM at the 350m level along vein S14-1 revealed a zone of 65m in length, 1.25m true width grading 709 grams per tonne (“g/t”) silver (“Ag”), 9.86% lead (“Pb”) and 4.54% zinc (“Zn”);

  Drift CM105-S2-340-SYM at the 340m level along vein S2 revealed a zone of 45m in length, 1.13m true width grading 988g/t Ag, 13.04% Pb and 3.26% Zn; and

  Drift CM105-S2-300-SYM at the 300m level along vein S2 revealed a zone of 59m in length, 1.01m true width grading 734g/t Ag, 11.92% Pb and 2.46% Zn.

Highlights of selected intersections of drill holes:

  Hole ZK15S7-104 intercepted a 3.03m interval, 2.82m true width of vein S7-4 grading 451g/t Ag, 0.20% Pb and 0.50% Zn at the 626m elevation;

  Hole ZK1S7-102 intercepted an 1.40m interval, 0.88m true width of vein S16E grading 639g/t Ag, 0.30% Pb and 0.90% Zn at the 558m elevation; and

  Hole ZK0S7-102 intercepted an 1.11m interval, 1.06m true width of vein S7-1 grading 1,274g/t Ag, 15.40% Pb and 3.00% Zn at the 589m elevation.

A total of 11,473m of underground tunneling was completed along and across major production vein structures S2, S4, S6, S7, S7-1, S7-2, S8, S14, S14-1, S16E, S16W, S21 and S29 between the 675m and the 260m elevations. Drift and crosscut tunnels have been developed at 30m to 50m intervals to delineate higher-category resources. High grade mineralized zones have been exposed in tunnels on most levels at the SGX mine.

The 2012 diamond drilling program comprised 51,915m of underground drilling in 208 holes using 12 underground drill rigs. A total of 1,804m of surface drilling in 7 holes was also completed using two surface drill rigs. Results from 47 holes drilled in the first half of 2012 were reported by the Company via news release on August 1, 2012 and selected drilling results from vein S7-1 were released by the Company via news release on November 26, 2012. Drill results in this news release are from the remaining un-reported holes completed in 2012.

Tables 1 and 2 below list the assay results of some selected mineralized zones exposed in tunnels and intersections in drill holes.

In 2013, the Company continues to focus its exploration program at the SGX mine on upgrading and expanding resource blocks along major mineralized vein structures S2, S6, S7-1, S7, S8, S14, S16W and S21 using infill and step-out drilling. Over 68,000m of underground drilling is planned using 12 underground drill rigs and over 12,000m of underground tunneling is also planned for 2013. Underground tunneling will be conducted on veins S2, S2W, S4, S6, S7, S7-1, S8, S14, S16E, S16W, S19 and S21 to delineate higher-category resources between the 490m and the 60m elevations via current access tunnels and shafts.

Table 1: Selected tunneling results from the SGX Mine in 2012

Tunnel ID	Level (m)	Vein	Length of Mineralized Zone (m)	True Width (m)	Weighted Average
					Ag g/t	Pb %	Zn %
PD700-S7-1-610-NYM2	610	S7-1	210	1.03	236	4.67	8.82
PD700-S7-1-570-NYM	570	S7-1	45	1.42	374	11.63	3.70
CM102-S6-518-SYN-WCM-SYM	518	S6	25	0.34	251	3.43	5.78
PD700-S7-1-490-NYM	490	S7-1	85	0.91	370	11.42	3.91
CM101-S7-1-450-SYM1	450	S7-1	55	1.04	317	9.40	3.45
CM101-S7-3-450-SYM	450	S7-3	35	0.49	218	3.98	8.66
CM105-S2-branch-420-NYM-TJ26-LD-SYM	430	S2W	48	0.63	587	14.62	4.43
CM105-1#-S16E-400-SYM	400	S16E	48	0.54	501	5.39	2.59
CM101-S21-400-NYM	400	S21	40	0.77	603	10.70	0.59
CM105-S2W-380-WCM-NYM	380	S2W	30	1.49	178	5.71	2.26
CM105-S1-380-WCM-SYM	380	S1	15	1.11	444	8.44	2.90
PD16-S14-1-350-SYM	350	S14-1	65	1.25	709	9.86	4.54

CM101-S21-350-SYM	350	S21	40	1.02	348	8.72	1.90
CM105-S2-340-SYM	340	S2	45	1.13	988	13.04	3.26
CM105-2#J-S2W-340-NYM-35m-QGX-SYM	340	S2	35	0.51	212	1.67	1.82
CM105-S2W-340-SYM	340	S2W	41	1.04	319	8.00	2.87
CM105-S2-300-SYM	300	S2	59	1.01	734	11.92	2.46
CM105-S2-300-SYM	300	S2	22	0.83	121	6.12	1.11
CM105-1#-S14-260-NYM	260	S14	100	0.48	176	5.74	1.77
CM105-1#-S14-1-260-SYM	260	S14-1	30	0.23	292	6.34	8.36
CM105-1#-S21-260-SYM	260	S21	35	0.73	198	3.11	2.70
CM105-1#-S14-1-260-SYM	260	S14-1	30	0.77	247	6.39	1.39

Table 2: Selected drilling results from the SGX Mine for the second half of 2012

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
ZK9901	46.58	48.80	614	2.22	1.12	57	0.30	0.50	S28E
	149.50	150.13	546	0.63	0.32	177	0.50	0.60	S28
	158.41	159.78	540	1.37	0.70	87	0.60	0.30	S28-branch
ZK18A14	354.24	354.75	35	0.51	0.31	77	6.30	3.80	S7
ZK04A50	193.21	194.32	151	1.10	0.97	127	0.50	0.40	S29
ZK9S7-103	136.37	137.09	552	0.72	0.66	12	0.10	4.20	S7-4
	167.45	167.80	531	0.35	0.32	91	0.60	2.40	S7-3
ZK9S7-123	7.23	9.10	491	1.87	1.66	111	2.90	3.90	S7-3
ZK9S7-152	8.16	8.96	493	0.81	0.74	539	9.70	11.30	S7-4
	33.65	34.84	485	1.19	1.09	634	2.70	3.60	S7-3
ZK07AS7-103	183.96	184.74	490	0.78	0.54	35	1.40	4.70	S7-4
	187.75	188.37	487	0.62	0.43	66	2.40	3.70	S7-3
	218.14	220.39	461	2.25	1.55	193	0.10	1.60	S7-1E-branch
ZK9S7-153	31.87	39.87	472	8.00	5.89	105	1.83	2.57	S7-1*
	50.65	51.18	460	0.54	0.39	527	0.50	2.00	S7-1E-branch
ZK05S7-102	92.16	93.67	592	1.51	0.94	193	0.10	0.10	S16W
ZK9S7-151	37.13	40.39	504	3.66	3.22	140	0.50	0.50	S7-3
ZK9S7-154	3.37	4.56	453	1.19	0.94	51	3.70	0.50	S7-4
ZKY2622	259.38	260.16	202	0.78	0.40	204	6.40	1.20	S21
ZK9S7-155	6.25	7.18	450	0.93	0.59	75	0.40	4.60	S7-3
	53.31	57.83	420	4.50	2.84	33	0.20	2.10	S7-1
ZK9S7-107	23.73	28.43	479	3.42	2.51	71	1.80	2.60	S7-3
ZK7AS7-150	45.90	47.40	486	1.50	1.19	52	1.10	1.60	S7-1E-Branch
ZK50102	153.01	154.04	445	1.03	0.92	42	0.20	4.20	S16E
ZK15S7-104	7.30	7.91	641	0.61	0.57	94	0.00	0.10	S7-4W
	50.20	53.24	626	3.03	2.82	451	0.20	0.50	S7-4
ZK01S7-	126.35	128.62	383	2.27	1.70	102	9.90	6.80	S7-4

103
ZK9S7-108	7.32	8.83	452	1.51	1.43	72	1.00	1.00	S7-3
	30.11	31.37	444	1.26	1.19	31	0.40	2.40	S7-2
	38.77	40.06	441	1.29	1.22	92	2.30	10.20	S7-1
ZK1S7-102	171.61	173.02	558	1.40	0.88	639	0.30	0.90	S16E
ZK9S7-110	34.71	39.68	489	4.97	4.92	326	1.10	4.00	S7-1
ZKY26A12	401.37	402.48	143	1.11	0.82	101	1.40	0.00	S10
	538.16	539.28	57	1.13	0.85	60	4.60	0.30	S11
ZKY2802	317.17	318.98	202	1.81	1.35	59	0.60	0.50	S10
ZK51101	136.60	137.70	463	1.09	0.95	30	0.20	6.30	S16E
ZK01S7-104	326.54	330.6	188	2.76	1.99	142	1.40	0.30	S7-1
ZKOS7-102	133.65	134.76	589	1.11	1.06	1,274	15.40	3.00	S7-1
ZKY3625-2	92.51	93.34	490	0.83	0.44	122	0.20	0.30	S8-1
ZK9S7-109	19.35	22.68	437	3.33	2.22	98	3.90	2.30	S7-3
	28.82	41.38	429	12.54	8.33	39	0.70	4.30	S7-2
	46.64	50.38	414	3.64	2.42	61	2.70	1.90	S7-1
ZK3AS7-103	206.96	210.04	568	3.08	2.46	427	0.70	1.10	S7-1
ZK9AS7-151	58.44	60.95	466	2.51	1.38	196	3.20	0.70	S7-1

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, China, 226 km northeast of Beijing, an ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.